UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-32190

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS PLAN FOR THE EMPLOYEES
OF NEWMARKET CORPORATION AND AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMARKET CORPORATION
330 SOUTH FOURTH STREET
RICHMOND, VIRGINIA 23219-4350

Savings Plan for the Employees of NewMarket Corporation and Affiliates

*
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Savings Plan for the Employees of NewMarket Corporation and Affiliates

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Plan”) as of December 31, 2014 and December 31, 2013 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and December 31, 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming an opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the financial reporting requirements of the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Keiter

May 15, 2015
Glen Allen, Virginia

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Statements of Net Assets Available for Benefits
December 31, 2014 and December 31, 2013

	2014	2013
Assets
Cash (Note 3)	$16,424	$25,789
Investments, at fair value (Notes 3 and 4)	477,343,824	435,027,058
Receivables
Employee contributions	54,663	294,987
Employer contributions	23,980	132,289
Interest and dividends	854,295	724,422
Notes receivable from participants	2,169,991	2,025,263
Total assets	480,463,177	438,229,808

Liabilities
Due to trustee	30,056	294,260

Net assets available for benefits	$480,433,121	$437,935,548

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and December 31, 2013

	2014	2013
Additions to net assets attributed to
Net appreciation in fair value of investments (Note 4)	$32,120,885	$67,578,947
Investment income—interest and dividends	21,610,587	13,328,983
Interest income on notes receivable from participants	87,636	82,944
Contributions
Employees	10,842,723	10,061,382
Employer	4,308,613	4,041,089
Total additions	68,970,444	95,093,345
Deductions from net assets attributed to
Benefit payments	(26,472,871)	(27,495,817)
Total deductions	(26,472,871)	(27,495,817)
Net increase	42,497,573	67,597,528
Net assets available for benefits
At beginning of year	437,935,548	370,338,020
At end of year	$480,433,121	$437,935,548

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2014 and December 31, 2013

1. Description of Plan

General
The Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) is a defined contribution plan covering all eligible employees of NewMarket Corporation and certain subsidiaries (the Company or NewMarket). Employees become eligible to participate on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23219.
Bank of America, N.A. is the Plan's investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. is the Plan's record-keeper.
Certain reclassifications have been made to the accompanying consolidated financial statements to conform to the current presentation.
Contributions
Participants in the Plan may make pre-tax contributions from 1% to 50% of their base pay, as defined in the Plan document. Participants may make after-tax contributions from 1% to 15% of their base pay. Through December 31, 2013, participants who were deemed “highly compensated” were limited to contributions of 10% of their base pay on both a pre-tax and after-tax basis. Any combination of pre-tax and after-tax contributions was subject to the 10%, 15%, or 50% limits. Effective for payroll periods beginning on or after January 1, 2014, highly compensated employees are no longer subject to the 10% limits on pre-tax contributions and after-tax contributions. In addition, federal law places a dollar limit on the amount of pre-tax contributions an individual can make to 401(k) plans during a calendar year. NewMarket may also impose an annual Plan contribution limitation that is lower than the maximum federal limitation. The maximum pre-tax federal limit was $17,500 for both 2014 and 2013. Participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service ($5,500 for both 2014 and 2013).
NewMarket contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by NewMarket are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.
Base pay includes the straight-time portion of an employee’s regularly scheduled overtime, plus pay for any other overtime or extended work week pay, and any premium pay related to hours actually worked. Base pay does not include any type of bonus payment, reimbursement of moving expenses, reimbursement of educational expenses, or similar payments, or any other supplemental payments which an employee may receive in addition to base salary or wage regardless of the term used to designate such increment.
Administrative Expenses
Costs of administering the Plan are paid from investment-related compensation received by the record-keeper from the various mutual funds held in the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, trading fees, as well as allocations of Plan earnings or losses. Allocations of Plan earnings or losses are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Benefit Payments
Benefits are recorded when paid. Participants may decide whether benefits will be received directly in the form of cash proceeds or in whole shares of common stock.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2014 and December 31, 2013

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the Plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. Interest rates are determined as of the date of the loan. Notes receivable from participants are reported at their unpaid principal balances plus accrued but unpaid interest. Interest rates on participant loans ranged from 4.25% to 5.50% at both December 31, 2014 and December 31, 2013. Principal and interest are generally paid through payroll deductions. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is necessary.
Forfeitures
Participants who leave NewMarket before becoming fully vested in NewMarket contributions forfeit the value of their nonvested account. Forfeitures during a Plan year can serve to reduce required Company contributions and/or to cover Plan administrative expenses. Forfeitures that reduced the Company’s contributions were $175,720 for 2014 and $114,982 for 2013. The forfeiture balance at both December 31, 2014 and December 31, 2013 was immaterial.
Employee Stock Ownership Plan Feature
Effective October 22, 2009, NewMarket amended the Plan to designate a portion of the Plan’s assets as an employee stock ownership plan (ESOP), comprised of the NewMarket Corporation Common Stock Fund. All dividends with a record date on or after December 1, 2009, declared on NewMarket Corporation common stock held in the ESOP are fully vested without regard to whether any other portion of the ESOP or any participant’s account is vested. In addition, with respect to those dividends, participants are permitted to make an election to receive those dividends or to have those dividends reinvested in the ESOP. Under the amendment and effective January 1, 2010, a participant may request the liquidation and transfer of all or a portion of his or her investment in the ESOP to an alternate investment fund at any time. Further, a participant may request that his or her ESOP benefits be distributed in the form of NewMarket Corporation common stock. In addition to a participant’s after-tax, pre-tax, and rollover accounts, loans are available under the ESOP from the portion of a participant’s account attributable to dividends with a record date on or after December 1, 2009, declared on shares of NewMarket Corporation common stock held in the ESOP.
Since July 1, 2011, a participant who transfers all or part of their investment in the NewMarket Corporation Common Stock Fund into another investment fund cannot liquidate and transfer amounts held in such other investment fund into the NewMarket Corporation Common Stock Fund until 90 days after the date of the most recent liquidation and transfer out of the NewMarket Corporation Common Stock Fund. This restriction does not apply to the investment of future after-tax, pre-tax and rollover contributions made by the participant, or future matching and discretionary contributions made by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
All investments of the Plan are reported at fair value in the financial statements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2014 and December 31, 2013

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various mutual fund and commingled trust fund investment options in stocks, bonds and fixed income securities, as well as direct common stock investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Fair Value Measurements

The following is a description of valuation methodologies used for fair value measurement of cash and investments:

Cash	Cash is valued at cost, which approximates fair value.

Common stock	Common stock is valued at the closing price reported on the New York Stock Exchange.

Mutual funds	Mutual funds are valued at the closing price reported on the NASDAQ.

Commingled trust fund
The commingled trust fund is valued daily at the net asset value of shares or units held by the Plan based on the quoted market value of the underlying assets held by the fund. There are no redemption or frequency restrictions as of December 31, 2014 or December 31, 2013.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan’s management believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2014 and December 31, 2013

The following tables provide information by level on the Plan's assets which are measured at fair value on a recurring basis.

		December 31, 2014
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Cash	$16,424	$16,424	$0	$0
Mutual funds:
Blend funds	$78,870,000	$78,870,000	$0	$0
Fixed income funds	38,400,104	38,400,104	0	0
Value funds	37,278,125	37,278,125	0	0
Growth funds	30,447,007	30,447,007	0	0
Balanced funds	5,323,927	5,323,927	0	0
Total mutual funds	190,319,163	190,319,163	0	0

Common stock	243,105,600	243,105,600	0	0

Commingled trust fund-fixed income	43,919,061	0	43,919,061	0

Total investments, at fair value	$477,343,824	$433,424,763	$43,919,061	$0

		December 31, 2013
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Cash	$25,789	$25,789	$0	$0
Mutual funds:
Blend funds	$67,480,279	$67,480,279	$0	$0
Fixed income funds	36,423,499	36,423,499	0	0
Value funds	34,987,049	34,987,049	0	0
Growth funds	28,763,039	28,763,039	0	0
Balanced funds	4,523,404	4,523,404	0	0
Total mutual funds	172,177,270	172,177,270	0	0

Common stock	218,332,988	218,332,988	0	0

Commingled trust fund-fixed income	44,516,800	0	44,516,800	0

Total investments, at fair value	$435,027,058	$390,510,258	$44,516,800	$0

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2014 and December 31, 2013

4. Investments

Participants currently in the Plan may invest their Plan account in any of the active 13 mutual funds, one commingled trust fund, and the NewMarket Corporation Common Stock Fund, or in any combination thereof. Investments also include two common stock funds, in which new investments are prohibited. Participants may invest their own contributions to the Plan in these active investment funds in one percent increments and may transfer among the active funds at any time. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund.
The following table presents investments held at year-end that represent at least five percent (5%) or more of net assets available for benefits at December 31.

	2014	2013
NewMarket Corporation Common Stock Fund (Note 7)	$231,896,608	$203,799,937
Invesco Stable Value Retirement Fund	43,919,061	44,516,800
BlackRock S&P 500 Stock Fund	43,084,266	32,596,739
PIMCO Total Return Fund	28,758,230	29,062,604
Oakmark International Fund	*	22,284,733

* Represents less than 5% of Plan assets

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows.

	2014	2013
Common stock	$39,942,860	$46,232,917
Mutual funds	(7,821,975)	21,346,030
	$32,120,885	$67,578,947

5. Tax Status

The Internal Revenue Service advised the Plan administrator by letter dated September 19, 2013, that the Plan and related trust, as then designed, are qualified under Section 401 of the Internal Revenue Code (the "Code") and are therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
Management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2014 or December 31, 2013. The Plan's tax returns for years 2011 and forward remain open for examination by tax authorities. The Plan is not currently under audit by any tax jurisdiction.

6. Plan Termination

Although it has not expressed any intent to do so, NewMarket has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2014 and December 31, 2013

7. Related-Party Transactions

Plan assets available for benefits include cash funds, which are managed by Bank of America, N.A., the trustee of the Plan, and therefore, qualify as party-in-interest transactions. Investments in the NewMarket Corporation Common Stock Fund represent investments in shares of common stock of NewMarket Corporation, the Plan Sponsor. The table below shows the activity in the NewMarket Corporation Common Stock Fund during 2014 and 2013.

	Shares	Amount
Balance—January 1, 2013	663,438	$173,953,544
Purchases	30,365	8,733,190
Distributions and sales	(83,897)	(24,419,463)
Appreciation	0	45,532,666
Balance—December 31, 2013	609,906	203,799,937
Purchases	36,862	14,501,407
Distributions and sales	(72,098)	(27,046,980)
Appreciation	0	40,642,244
Balance—December 31, 2014	574,670	$231,896,608

8. Other Matters

The Plan was amended in December 2014, primarily to permit participants, effective January 1, 2015, to designate part or all of their contributions to the Plan as Roth contributions. Roth contributions to the Plan are made on an after-tax basis, and qualified distributions are not subject to income taxes. The amendment also revised the definition of "Beneficiary" to comply with Internal Revenue Service Notice 2014-09 regarding the definition of the term "spouse."

9. Subsequent Events

The Plan Sponsor’s management has evaluated subsequent events through the date the financial statements were issued and has determined there are no subsequent events to be reported in the accompanying financial statements, other than the Plan amendment discussed in Note 8.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

EIN: 20-0812170 PN: 002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description	(d) Cost **	(e) Current value
*	NewMarket Stock Fund:
	Matching contributions	Common stock; no par value (344,836 shares)	$21,337,943	$139,151,587
	Employee deferral	Common stock; no par value (229,834 shares)		92,745,021
	Tredegar Corporation	Common stock; no par value (39,115 shares)		879,686
	Albemarle Corporation	Common stock; $.01 par value (171,783 shares)		10,329,306
	Invesco Stable Value Retirement Fund	Commingled trust (43,919,061 units)		43,919,061
	PIMCO Total Return Fund	Mutual fund (2,697,770 units)		28,758,230
	Allianz NFJ Small Cap Fund	Mutual fund (464,759 units)		12,924,960
	Buffalo Small Cap Fund	Mutual fund (146,236 units)		4,622,528
	Dreyfus Bond Market Index	Mutual fund (913,056 units)		9,641,874
	Invesco Growth & Income Fund	Mutual fund (572,540 units)		15,212,388
	BlackRock Capital Appreciation Fund	Mutual fund (473,508 units)		11,932,401
	BlackRock International Index	Mutual fund (283,095 units)		3,456,588
	BlackRock S&P 500 Stock Fund	Mutual fund (174,155 units)		43,084,266
	BlackRock Balanced Capital Fund	Mutual fund (221,461 units)		5,323,927
	Franklin Small-Mid Cap Growth Fund	Mutual fund (361,585 units)		13,892,078
	Davis New York Venture Fund	Mutual fund (273,667 units)		10,226,939
	Oakmark International Fund	Mutual fund (946,967 units)		22,102,207
	Perkins Mid Cap Value Fund	Mutual fund (457,039 units)		9,140,777
				477,343,824
*	Participant loans	Notes receivable from participants bearing interest at 4.25%-5.50% annually, maturity dates of 1/16/2015-12/15/2019	0	2,169,991
				$479,513,815

*	Denotes a party-in-interest to the Plan

**	Cost information is not required for employee deferrals invested in the NewMarket Stock Fund or other investments directed by the participants.

See report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF NEWMARKET CORPORATION AND AFFILIATES

Date: May 15, 2015	By:	/s/ Brian D. Paliotti
Brian D. Paliotti
Vice President, Chief Financial Officer, Member of the Employee Savings Plan Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Keiter